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                               Henry Schein, Inc.
                                 135 Duryea Road
                            Melville, New York 11747


September 25, 2001


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn: Secretary of the Securities and Exchange Commission

Re:      Henry Schein, Inc. (File No. 0-27078)
         Registration Statement on Form S-3
         ----------------------------------

Dear Mr. Secretary:

Henry Schein, Inc. (the "Company") hereby requests the withdrawal of the Company's Registration Statement on Form S-3, Reg. No. 333-63594, filed with the Securities and Exchange Commission on June 22, 2001. The Company believes withdrawal to be advisable in light of current conditions in the securities markets and finds this action consistent with public interest and protection of its investors.

If the Staff has any questions or requires additional information, please do not hesitate to call the Company's General Counsel, Michael S. Ettinger, Esq., at 631.843.5500

Respectfully,


/s/ Steven Paladino
-----------------------

Steven Paladino
Executive Vice President, Chief Financial Officer and Director

cc:      Securities and Exchange Commission
         Attn: Staff Examiner
         450 Fifth Street, N.W.
         Washington, D.C. 20549

         Proskauer Rose LLP
         Attn: Robert A. Cantone, Esq.
         1585 Broadway
         New York, New York 10036